FORM 51-102F3
MATERIAL CHANGE REPORT

Item One – Name and Address of Company

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

September 15, 2004

Item Three - News Release

The attached press release was issued in Vancouver, British Columbia on September 15, 2004 via CCN Matthews.

Item Four - Summary of Material Change

On September 15, 2004, NovaGold Resources Inc. (AMEX, TSX: NG) announced that drilling at Galore Creek demonstrates significant expansion of the Southwest Deposit with potential to connect with the main Central Deposit.

NovaGold Resources Inc. also announced that new drill results in the Bountiful Zone continue to expand the potential for added resource adjacent to and below the Central Zone.

Item Five - Full Description of Material Change

Drilling Confirms Potential to Significantly Expand Southwest Deposit

On September 15, 2004, NovaGold Resources Inc. (AMEX, TSX: NG) announced that drilling at Galore Creek demonstrates significant expansion of the Southwest Deposit with potential to connect with the main Central Deposit.

Initial results from a series of drill holes targeted to extend the Southwest Deposit north to join up with the main Central Deposit have shown significant mineralization. Five drill holes have been completed in the corridor between the Southwest and Central deposits, an area referred to as the Gap Zone. The results suggest that the two resource areas separated by the 0.5 kilometer Gap Zone, may be a continuous zone of mineralization.

One of the most notable of the holes drilled in the Gap Zone is GC04-453 which intersected 40.0 meters of 2.71% CuEq (4.45 g/t AuEq) grading 1.81% Cu, 1.30 g/t Au and 12.5 g/t Ag. In addition, drill hole GC04-462 in the area intersected a zone of significantly higher grade gold and silver mineralization with only traces of copper that begins close to the surface. Starting at 15.5 meters depth this hole intersected 38.4 meters grading 3.20 g/t Au and 5.67 g/t Ag with only trace copper values (2.01% CuEq or 3.31 g/t AuEq). This zone of gold and silver rich mineralization is a newly recognized style of mineralization at Galore Creek and appears to be controlled by late stage silicified structural zones demonstrating the potential for much higher grade precious metal resources on the project. Defining areas with high levels of precious metal mineralization is one of the key objectives of the 2004 drill program.

Recent drilling has also targeted the potential for a significant southern extension of the Southwest Deposit of over 0.5 kilometers to the south at the West Fork target. Initial drilling in the area is encouraging with several holes intersecting significant intervals of mineralization. Assay results have been received from the first drill hole targeting the southward down dip extension of the Southwest Deposit. Drill hole GC04-459 intersected five composite intervals totaling 147.2 meters of 1.14% CuEq (1.88 g/t AuEq). Included in this composite total is one interval of 50 meters of 1.79% CuEq (2.95 g/t AuEq) that grades 1.17% Cu, 0.93 g/t Au and 6.6 g/t Ag.

These initial drill results demonstrate the potential to expand the Southwest deposit both to the north where it may join up with the main Central Deposit, and to the south where it could join up with the West Fork Zone, which is currently being drilled. This would represent a substantial expansion of the known resources and would improve the already solid project economics as defined in the recent independent Preliminary Economic Assessment Study. Additional assay results from other drill holes in these new zones are pending.

Bountiful Zone Drilling Confirms Potential for Significant Resource

NovaGold Resources Inc. also announced that new drill results in the Bountiful Zone continue to expand the potential for added resource adjacent to and below the Central Zone.

Two additional holes have now been completed in the Bountiful Zone bringing the total number of intervals in the new discovery zone to five. As reported in the Company's August 18, 2004 press release, the Bountiful Zone is a very large chargeability anomaly confirmed by the presence of disseminated gold, silver and copper mineralization below and to the east of the main Central deposit. Sulfide mineralization in the Bountiful Zone is characterized by disseminated chalcopyrite and pyrite in a thick sequence of pervasively altered volcanic rocks similar to main Central deposit. Four of the five drill holes intersecting the Bountiful Zone have bottomed in strong mineralization. Drill composited intervals are in excess of 120 meters in thickness at well above economic cut-off grades. Further drilling will be necessary to define the limits of this extensive mineralized body.

A table entitled "2004 Galore Creek Project-Recent Significant Drill Hole Intercepts" was included in the release.

Drill Progress at Copper Canyon, West Fork, Junction and Grace Targets

Currently five core drilling rigs are active on the Galore property – including four exploration drills and one geotechnical drill. To date approximately 14,000 meters of drilling in 38 holes have been completed this season with assay results received and reported for the first 12 holes. Additional results from drilling on the Southwest, West Fork, Copper Canyon and, Junction targets are expected over the coming months. The Copper Canyon property directly adjoins the

Galore Creek property and NovaGold has an option to acquire up to an 80% interest in the property from Eagle Plains Resources (TSX-V: EPL). NovaGold is exploring Copper Canyon as part of its overall Galore Creek project. The Junction Deposit, a satellite deposit lies 1.5 kilometers west of the Central Deposit on the Galore Creek Property. The combination of historic drilling and drilling by NovaGold in 2004 is anticipated to allow for the estimation of a new resource at the Junction and Copper Canyon targets by early 2005.

Exploration drilling has also been initiated on the Grace claims immediately to the north of the Galore Creek Property. NovaGold maintains an option to acquire a 60% interest in the Grace claims from Pioneer Metals Inc. (TSX: PSM). Targeting on the Grace claims has been augmented by the recent completion of a detailed aeromagnetic and radiometric survey as well as the extensive IP survey summarized in the previous Galore press release.

This drill program and sampling protocol is under the direction and oversight of qualified person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

About the Galore Creek Project

The Galore Creek Project is located in Northwestern British Columbia west of the Cassiar Highway and 150 kilometers northeast of the tidewater port of Stewart, British Columbia. NovaGold is completing exploration and development work on the project and anticipates completing a Pre-Feasibility study on the project by mid-2005.

Item Six – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary, (604) 669-6227.

Item Nine – Date of Report

Executed this 16th day of September, 2004 at Vancouver, British Columbia by Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary.

News Release	AMEX, TSX Symbol: NG

Drilling Continues to Expand Galore Creek Gold-Silver-Copper Project

15 September 2004 – Vancouver NovaGold Resources Inc. (AMEX, TSX: NG) Highlights

  Drilling at Galore Creek demonstrates significant expansion of Southwest Deposit with potential to connect with the main Central Deposit:

    Drill Hole GC04-453 intersected 40 meters grading 2.71% Copper Equivalent(1) (CuEq) or 4.45 g/t Gold Equivalent(1) (AuEq) grading 1.8% Copper (Cu), 1.3 g/t Gold (Au) and 12.5 g/t Silver (Ag).
    Drill Hole GC04-462 intersected 38 meters of 2.01% Copper Equivalent (CuEq) or 3.31 g/t Gold Equivalent (AuEq) grading 3.2 g/t Au and 5.7 g/t Ag.
    Drill Hole GC04-459 intersected 50 meters of 1.79% CuEq (2.95 g/t AuEq) and grading 1.2% Cu, 0.9 g/t Au and 6.6 g/t Ag.

  New drill results in the Bountiful Zone continue to expand the potential for added resource adjacent to and below the Central Zone.

Drilling Confirms Potential to Significantly Expand Southwest Deposit

Initial results from a series of drill holes targeted to extend the Southwest Deposit north to join up with the main Central Deposit have shown significant mineralization. Five drill holes have been completed in the corridor between the Southwest and Central deposits, an area referred to as the Gap Zone. The results suggest that the two resource areas separated by the 0.5 kilometer Gap Zone, may be a continuous zone of mineralization (See Table below for all significant intercepts).

One of the most notable of the holes drilled in the Gap Zone is GC04-453 which intersected 40.0 meters of 2.71% CuEq (4.45 g/t AuEq) grading 1.81% Cu, 1.30 g/t Au and 12.5 g/t Ag. In addition, drill hole GC04-462 in the area intersected a zone of significantly higher grade gold and silver mineralization with only traces of copper that begins close to the surface. Starting at 15.5 meters depth this hole intersected 38.4 meters grading 3.20 g/t Au and 5.67 g/t Ag with only trace copper values (2.01% CuEq or 3.31 g/t AuEq). This zone of gold and silver rich mineralization is a newly recognized style of mineralization at Galore Creek and appears to be controlled by late stage silicified structural zones demonstrating the potential for much higher grade precious metal resources on the project. Defining areas with high levels of precious metal mineralization is one of the key objectives of the 2004 drill program.

Recent drilling has also targeted the potential for a significant southern extension of the Southwest Deposit of over 0.5 kilometers to the south at the West Fork target. Initial drilling in the area is encouraging with several holes intersecting significant intervals of mineralization. Assay results have been received from the first drill hole targeting the southward down dip extension of the Southwest Deposit. Drill hole GC04-459 intersected five composite intervals totaling 147.2 meters of 1.14% CuEq (1.88 g/t AuEq). Included in this composite total is one interval of 50 meters of 1.79% CuEq (2.95 g/t AuEq) that grades 1.17% Cu, 0.93 g/t Au and 6.6 g/t Ag.

These initial drill results demonstrate the potential to expand the Southwest deposit both to the north where it may join up with the main Central Deposit, and to the south where it could join up with the West Fork Zone, which is currently being drilled. This would represent a substantial expansion of the known resources and would improve the already solid project economics as defined in the recent independent Preliminary Economic Assessment Study. Additional assay results from other drill holes in these new zones are pending.

Bountiful Zone Drilling Confirms Potential for Significant Resource

Two additional holes have now been completed in the Bountiful Zone bringing the total number of intervals in the new discovery zone to five. As reported in the Company's August 18, 2004 press release, the Bountiful Zone is a very large chargeability anomaly confirmed by the presence of disseminated gold, silver and copper mineralization below and to the east of the main Central deposit. Sulfide mineralization in the Bountiful Zone is characterized by disseminated chalcopyrite and pyrite in a thick sequence of pervasively altered volcanic rocks similar to main Central deposit. Four of the five drill holes intersecting the Bountiful Zone have bottomed in strong mineralization. Drill composited intervals are in excess of 120 meters in thickness at well above economic cut-off grades. Further drilling will be necessary to define the limits of this extensive mineralized body.

Table 1. 2004 Galore Creek Project – Recent Significant Drill Hole Intercepts

								Gold	Copper
Drill Hole	From	To	Width	Width	Gold	Silver	Copper	Equiv	Equiv
Number	M	M	M	Feet	g/t	g/t	%	g/t	%
Gap
GC04-453	290.0	330.0	40.0	131.2	1.30	12.5	1.81	4.45	2.71
GC04-455	286.0	309.7	23.7	77.8	0.42	2.3	0.29	0.93	0.56
GC04-456	380.1	401.0	20.9	68.6	0.58	4.9	0.25	1.06	0.64
GC04-457	238.0	270.0	32.0	105.0	0.33	2.5	0.28	0.82	0.50
	298.0	343.6	45.6	149.6	0.32	1.9	0.24	0.74	0.45
Total			77.6	254.6	0.32	2.2	0.25	0.77	0.47
GC04-462	15.5	53.9	38.4	126.2	3.20	5.7	0.02	3.31	2.01
Southwest
GC04-459
	31.2	54.8	23.6	77.4	0.23	1.2	0.50	1.08	0.65
	67.1	94.6	27.5	90.2	0.30	1.3	0.28	0.77	0.47
	164.0	214.0	50.0	164.0	0.93	6.6	1.17	2.95	1.79
	224.0	248.0	24.0	78.7	0.66	3.1	0.60	1.68	1.03
	344.0	366.1	22.1	72.5	1.57	6.4	0.13	1.88	1.14
Total			147.2	482.9	0.75	4.1	0.65	1.88	1.14
Bountiful
GC04-449	357.0	442.0	85.0	279.0	0.13	7.5	0.54	1.12	0.68
	508.0	540.0	32.0	105.0	0.12	7.7	0.50	1.05	0.64
Total			117.0	383.9	0.12	7.6	0.53	1.10	0.67
GC04-451	1.5	53.3	51.8	170.0	0.51	6.5	1.03	2.29	1.39
	70.0	98.0	28.0	91.9	0.37	3.7	0.54	1.31	0.80
	116.0	135.8	19.8	64.9	1.02	6.8	0.88	2.56	1.56
	477.5	499.0	21.5	70.5	0.18	5.7	0.77	1.52	0.93
	519.0	548.6	29.6	97.2	0.13	6.1	0.73	1.41	0.86
Total			150.7	494.5	0.43	5.8	0.82	1.86	1.13
Note: (1) Gold and Copper equivalent calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Gold and Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries. (2) Drill holes 446, 447, 452, and 454 did not achieve target depths due to broken ground conditions.

Drill Progress at Copper Canyon, West Fork, Junction and Grace Targets

Currently five core drilling rigs are active on the Galore property – including four exploration drills and one geotechnical drill. To date approximately 14,000 meters of drilling in 38 holes have been completed this season with assay results received and reported for the first 12 holes. Additional results from drilling on the Southwest, West Fork, Copper Canyon and, Junction targets are expected over the coming months. The Copper Canyon property directly adjoins the Galore Creek property and NovaGold has an option to acquire up to an 80% interest in the property from Eagle Plains Resources (TSX-V: EPL). NovaGold is exploring Copper Canyon as part of its overall Galore Creek project. The Junction Deposit, a satellite deposit lies 1.5 kilometers west of the Central Deposit on the Galore Creek Property. The combination of historic drilling and drilling by NovaGold in 2004 is anticipated to allow for the estimation of a new resource at the Junction and Copper Canyon targets by early 2005.

Exploration drilling has also been initiated on the Grace claims immediately to the north of the Galore Creek Property. NovaGold maintains an option to acquire a 60% interest in the Grace claims from Pioneer Metals Inc. (TSX: PSM). Targeting on the Grace claims has been augmented by the recent completion of a detailed aeromagnetic and radiometric survey as well as the extensive IP survey summarized in the previous Galore press release.

This drill program and sampling protocol is under the direction and oversight of qualified person Scott Petsel, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

About the Galore Creek Project

The Galore Creek Project is located in Northwestern British Columbia west of the Cassiar Highway and 150 kilometers northeast of the tidewater port of Stewart, British Columbia. NovaGold is completing exploration and development work on the project and anticipates completing a Pre-Feasibility study on the project by mid-2005.

About NovaGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in North America. NovaGold is advancing four separate million-plus-ounce projects including three of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, and the Ambler project in partnership with Rio Tinto. NovaGold has 63.2 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net.

For more information contact:

Greg Johnson, VP Corporate Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company's projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company's registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.